FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month April, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Outcome of Board Meeting held on April 22, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30 and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board at the above Meeting recommended a dividend of ₹ 8 /- (Rupees Eight only) per equity share of face value of ₹ 2/- each, subject to requisite approvals. The dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the ensuing Annual General Meeting (AGM) of the Bank.

We wish to inform you that the Board of Directors of the Bank at its Meeting held today also approved:

1.	Fund raising by way of issuances of debt securities including by way of non-convertible debentures in domestic markets upto an overall limit of ₹ 250.00 billion by way of private placement and issuances of bonds/notes/offshore certificate of deposits in overseas markets upto USD 1.50 billion in single/multiple tranches for a period of one year, from the date of passing of resolution by the Board. The Board also authorised buyback of debt securities within the limits prescribed under applicable law.

2.	Re-appointment of M S K A & Associates, Chartered Accountants (Registration No. 105047W) and KKC & Associates LLP, Chartered Accountants (Registration No. 105146W/W100621) as joint statutory auditors of the Bank to hold office from the conclusion of the 29th AGM till the conclusion of the 30th AGM, subject to the approval of Members and RBI. Brief profile of M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants is enclosed as Annexure A.

3.	Extension of tenure of Mr. G. Srinivas as Chief Risk Officer (CRO) of the Bank by another three years with effect from August 1, 2023 till July 31, 2026 or his date of superannuation, whichever is earlier.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure A

M S K A & Associates

Established in 1978, M S K A & Associates is an Indian partnership firm registered with the Institute of Chartered Accountants of India (ICAI) and the PCAOB (US Public Company Accountancy Oversight Board) having offices across 11 key cities in India at Mumbai, Gurugram, Kolkata, Ahmedabad, Pune, Goa, Chennai, Bangalore, Kochi, Chandigarh and Hyderabad.

The Firm provides range of services which include Audit & Assurance, Taxation and Accounting Advisory. The Firm’s Audit and Assurance practice has significant experience in auditing financial services clients including large banks.

KKC & Associates LLP, Chartered Accountants

KKC & Associates LLP is a Chartered Accountant Firm registered with Institute of Chartered Accountants of India. The firm was established in 1936 and is led by sixteen partners. The firm provides a range of services which include audit & assurance, taxation, advisory & accounting. The firm has significant experience in providing auditing, taxation & advisory services to banks and other financial services clients.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 23, 2023	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Assistant General Manager